EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	December 29,		December 30,		December 31,		January 2,		January 3,
	2002		2001		2000		2000		1999

Earnings (loss) from continuing operations before income taxes	$(2,210)		$(187,039)		$(249,388)		$67,230		$68,658
Add:
Interest on indebtedness	43,774		47,250		55,191		52,876		44,766
Amortization of debt expense	1,542		1,766		907		729		239
Portion of rents representative of the interest factor	8,859		10,608		10,026		10,484		8,166
Deduct:
Undistributed earnings from less-than-50- percent-owned entities	160		(90)		(2,102)		(22,429)		(10,665)

Earnings (as defined)	$52,125	(a)	$(127,505	)(b)	$(185,366	)(c)	$108,890		$111,164

Fixed charges:
Interest on indebtedness	43,774		47,250		55,191		52,876		44,766
Amortization of debt expense	1,542		1,766		907		729		239
Portion of rents representative of the interest factor	8,859		10,608		10,026		10,484		8,166

Total fixed charges	$54,175		$59,624		$66,124		$64,089		$53,171

Ratio of earnings to fixed charges	1.0	x(a)	—	(b)	—	(c)	1.7	x	2.1	x

(a)	Earnings were insufficient to cover fixed charges for the year ended December 29, 2002 by $2,050.

(b)	Earnings were insufficient to cover fixed charges for the year ended December 30, 2001 by $187,129.

(c)	Earnings were insufficient to cover fixed charges for the year ended December 31, 2000 by $251,490.